May 4, 2006

Mr. Mel L. Shultz
Manager
JDMD Investments, L.L.C.
2400 E. Arizona Biltmore Circle, Bldg. 2, Suite 1270
Phoenix, Arizona 85016

	Re:	Stratford American Corporation
      Amendment No. 2 to Schedule 13E-3
		Filed April 24, 2006, draft response
		File No. 05-40361

		Revised Preliminary Proxy Statement on Schedule 14A Filed April 24, 2006, draft response
		File No. 0-17078

		Form 10-KSB for the Fiscal Year Ended December 31, 2005
		Filed March 31, 2006

Form 10-QSB for the Fiscal Quarters Ended September 30, 2005, June
30,
2005 and March 31, 2005
		Filed November 14, 2005, August 15, 2005 and May 16,
2005

Dear Mr. Shultz:

      We have reviewed your filings and response letter dated
April
24, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Schedule 14A

Special Factors, page 17

Background of the Merger, page 17

1. We note your revised disclosure in the middle of page 30 stating that although "...there is no reason to expect that offers valued in excess of $0.90 per share could be obtained...there can be no assurance that another superior proposal, or any definitive proposal at all, will be made for consideration by the board." Please address your plans if another proposal is made, but not finalized prior to the consummation of the merger. For instance, if you would postpone the vote for the merger to allow the proposal to be finalized, then state such.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

								Sincerely,



								H. Roger Schwall
								Assistant Director



cc:  J. Wynn

      via facsimile
      Karen McConnell, Esq.
      Fennemore Craig, P.C.
      (602) 916-5507
Mr. Mel L. Shultz
Stratford American Corporation
May 4, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  DIVISION OF CORPORATION FINANCE
MAIL STOP 7010